Free Writing Prospectus (To the Prospectus dated August 31, 2010 and the Prospectus Supplement dated May 27, 2011)	Filed Pursuant to Rule 433 Registration No. 333-169119 July 1, 2013

$ Contingent Buffered Return Enhanced Notes due July 18, 2014 Linked to the Common Stock of Apple Inc. Global Medium-Term Notes, Series A

General

•	The Notes are designed for investors who seek a payment at maturity based on the performance of the linked share, subject to the maximum return on the Notes.

•	Investors should be willing to forgo interest and dividend payments and, if a Knock-Out Event occurs, be willing to lose some or all of their principal.

•	Senior unsecured obligations of Barclays Bank PLC maturing July 18, 2014†.

•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.

•	The Notes are expected to price on or about July 1, 2013†† (the “pricing date”) and are expected to issue on or about July 5, 2013†† (the “issue date”).

Key Terms	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:	Apple Inc. (the “linked share”) (Bloomberg ticker symbol “AAPL UW <Equity>”)

Knock-Out Event:	A Knock-Out Event occurs if, on the final valuation date, the Final Price has decreased, as compared to the Initial Price, by more than the Knock-Out Buffer Amount.

Knock-Out Buffer Amount:	20.00%

Maximum Return:	12.70%

Payment at Maturity:

At maturity, your payment per $1,000 principal amount of Note will be determined as follows:

If a Knock-Out Event has occurred, you will receive a cash payment at maturity that will reflect the performance of the linked share. Under these circumstances, your payment at maturity per $1,000 principal amount Note will equal $1,000 plus the product of $1,000 and the Reference Asset Return, calculated as follows:

$1,000 + ($1,000 × Reference Asset Return)

If a Knock-Out Event occurs, your Notes will be fully exposed to any decline in the linked share and you will lose some or all of your investment at maturity.

If a Knock-Out Event has not occurred, you will receive a cash payment at maturity based on the Maximum Return on the Notes. Under these circumstances, your payment at maturity per $1,000 principal amount Note will equal $1,000 plus the product of $1,000 and the Maximum Return, calculated as follows:

$1,000 + ($1,000 × Maximum Return)

Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of Barclays Bank PLC and is not guaranteed by any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

(Key Terms continued on the next page)

	Initial Issue Price[1]	Price to Public[2]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	$1,000	100%	1%	99%
Total	$[—]	$	$	$

[1]

Our estimated value of the Notes on the pricing date, based on our internal pricing models, is expected to be between $961.10 and $982.80 per Note. The estimated value is expected to be less than the initial issue price of the Notes. See “Additional Information Regarding Our Estimated Value of the Notes” on page FWP-11 of this free writing prospectus.

[2]

The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of approximately 1%, is 99%. The price to the public for all other purchases of Notes is 100%.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-6 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The Notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

Reference Asset Return:	The performance of the linked share from the Initial Price to the Final Price, calculated as follows: Final Price – Initial Price Initial Price

Initial Price:	$396.08, which is the closing price of the underlying equity on the scheduled trading day immediately prior to the pricing date.

Final Price:	The closing price of the linked share on the final valuation date.

Final Valuation Date:	July 15, 2014†

Maturity Date:	July 18, 2014†

CUSIP/ISIN:	06741TYR2 / US06741TYR21

†

Subject to postponement in the event of a market disruption event as described under “Reference Assets—Equity Securities—Market Disruption Events Relating to Securities with an Equity Security as the Reference Asset” in the prospectus supplement.

††	Expected. In the event we make any change to the expected pricing date and issue date, final valuation date and/or maturity date may be changed so that the stated term of the Notes remains the same.

JP Morgan Placement Agent

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Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated May 27, 2011 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated May 27, 2011 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Linked Share?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns and examples set forth below are based on the Initial Price of $396.08 and the Final Prices as set forth below. The actual Final Price will be determined on the final valuation date. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis. The examples below do not take into account any tax consequences from investing in the Notes.

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		Knock-Out Event Has Not Occurred[1]		Knock-Out Event Has Occurred [2]
Final Price	Reference Asset Return	Payment at Maturity	Total Return on Notes	Payment at Maturity	Total Return on Notes
594.12	50.00%	$1,127.00	12.70%	N/A	N/A
554.51	40.00%	$1,127.00	12.70%	N/A	N/A
514.90	30.00%	$1,127.00	12.70%	N/A	N/A
475.30	20.00%	$1,127.00	12.70%	N/A	N/A
455.49	15.00%	$1,127.00	12.70%	N/A	N/A
435.69	10.00%	$1,127.00	12.70%	N/A	N/A
415.88	5.00%	$1,127.00	12.70%	N/A	N/A
405.98	2.50%	$1,127.00	12.70%	N/A	N/A
396.08	0.00%	$1,127.00	12.70%	N/A	N/A
376.28	-5.00%	$1,127.00	12.70%	N/A	N/A
356.47	-10.00%	$1,127.00	12.70%	N/A	N/A
316.86	-20.00%	$1,127.00	12.70%	N/A	N/A
277.26	-30.00%	N/A	N/A	$700.00	-30.00%
237.65	-40.00%	N/A	N/A	$600.00	-40.00%
198.04	-50.00%	N/A	N/A	$500.00	-50.00%
158.43	-60.00%	N/A	N/A	$400.00	-60.00%
118.82	-70.00%	N/A	N/A	$300.00	-70.00%
79.22	-80.00%	N/A	N/A	$200.00	-80.00%
39.61	-90.00%	N/A	N/A	$100.00	-90.00%
0.00	-100.00%	N/A	N/A	$0.00	-100.00%

[1]	Final Price has not declined by more than 20.00% from the Initial Price.
[2]	Final Price has declined by more than 20.00% from the Initial Price.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: A Knock-Out Event has not occurred, and the closing price of the linked share decreases from the Initial Price of $396.08 to a Final Price of $376.28, resulting in a Reference Asset Return of -5.00%. Because a Knock-Out Event has not occurred, the investor receives a payment at maturity of $1,127.00 per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 × Maximum Return)

$1,000 + ($1,000 × 12.70%) = $1,127.00

Example 2: A Knock-Out Event has occurred, and the closing price of the linked share decreases from the Initial Price of $396.08 to a Final Price of $237.65, resulting in a Reference Asset Return of -40.00%. Because a Knock-Out Event has occurred, the investor is exposed to the performance of the linked share and receives a payment at maturity of $600.00 per $1,000.00 principal amount Note, calculated as follows:

$1,000 + ($1,000 × Reference Asset Return)

$1,000 + ($1,000 × -40.00%) = $600.00

Example 3: A Knock-Out Event has not occurred, and the closing price of the linked share increases from the Initial Price of $396.08 to a Final Price of $554.51, resulting in a Reference Asset Return of 40.00%. Because a Knock-Out Event has not occurred, the investor receives a payment at maturity of $1,127.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 × Maximum Return)

$1,000 + ($1,000 × 12.70%) = $1,127.00

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Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The final valuation date, maturity date, payment at maturity and the linked share are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Equity Securities—Market Disruption Events Relating to Securities with an Equity Security as the Reference Asset”; and

•

For a description of further adjustments that may affect the reference asset, see “Reference Assets—Equity Securities—Share Adjustments Relating to Securities with an Equity Security as the Reference Asset”.

•

Limited Protection Against Loss—If a Knock-Out Event occurs, you will lose 1% of the principal amount of your Notes for every 1% decrease in the Final Price as compared to the Initial Price. If a Knock-Out Event occurs, you will lose some or all of your initial investment. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Selected Risk Considerations—Credit of Issuer” in this free writing prospectus.

•

Material U.S. Federal Income Tax Considerations—The material tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes).

The U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the linked share. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this free writing prospectus is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect. Other alternative treatments for your Notes may also be possible under current law. For example, it is possible that your Notes could be treated as an investment unit consisting of (i) a debt instrument that is issued to you by us and (ii) a put option in respect of the linked share that is issued by you to us. You should consult your tax advisor as to the possible consequences of this alternative treatment.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this free writing prospectus.

“Specified Foreign Financial Asset” Reporting. Under legislation enacted in 2010, owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions, as well as any of the following (which may include your Notes), but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

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Non-U.S. Holders. The Treasury Department has issued proposed regulations under Section 871 of the Internal Revenue Code which could ultimately require us to treat all or a portion of any payment in respect of your Notes as a “dividend equivalent” payment that is subject to withholding tax at a rate of 30% (or a lower rate under an applicable treaty). You could also be required to make certain certifications in order to avoid or minimize such withholding obligations, and you could be subject to withholding (subject to your potential right to claim a refund from the IRS) if such certifications were not received or were not satisfactory. You should consult your tax advisor concerning the potential application of these regulations to payments you receive with respect to the Notes when these regulations are finalized.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the linked share. These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement, including but not limited to the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”;

•	“Risk Factors—Additional Risks Relating to Securities with a Maximum Return, Maximum Rate, Ceiling or Cap”;

•	“Risk Factors—Additional Risks Relating to Securities with a Barrier Percentage or a Barrier Level”; and

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”.

In addition to the risks discussed under the headings above, you should consider the following:

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the linked share and will depend on whether a Knock-Out Event has occurred. If the Final Price has declined, as compared to the Initial Price, by more than the Knock-Out Buffer Amount of 20.00%, a Knock-Out Event will have occurred, and you will not be entitled to a return equal to the Maximum Return. Instead, your principal amount will be fully exposed to the decline in the price of the linked share from the pricing date to the final valuation date, and you will lose some or all of your initial investment.

•

Your Maximum Gain on the Notes Is Limited to the Maximum Return—If a Knock-Out Event has not occurred, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the linked share, which may be significant. We refer to this percentage as the Maximum Return, which is 12.70%.

•	No Interest Payments—As a holder of the Notes, you will not receive interest payments.

•

Owning the Notes is Not the Same as Owning the Linked Share—The return on your Notes may not reflect the return you would realize if you actually owned the linked share. For instance, as a holder of the Notes, you will not have voting rights, rights to receive cash dividends or other distributions, or any other rights that holders of the linked shares would have.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

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•

Taxes—The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes and whether all or part of the gain you may recognize upon the sale or maturity of an instrument such as the Notes should be treated as ordinary income. Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts. While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case increase the likelihood that you will be required to accrue income over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity. The outcome of this process is uncertain. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•

The Payment at Maturity on Your Notes is Not Based on the Price of the Linked Share at Any Time Other than the Closing Price of the Linked Share on the Final Valuation Date—The payment due on maturity of the Notes will be based solely on the closing price of the linked share on the final valuation date relative to the closing price on the pricing date (subject to adjustments as described in the prospectus supplement). Therefore, if price of the linked share drops precipitously on the final valuation date, the payment at maturity, if any, may be significantly less than it would otherwise have been had the payment at maturity been linked to the price of the linked share at a time prior to such drop. Although the price of the linked share on the maturity date or at other times during the life of your Notes may be higher than on the final valuation date, you will not benefit from the price of the linked share at any time other than the final valuation date.

•

Single Equity Risk—The price of the linked share can rise or fall sharply due to factors specific to the linked share and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. We urge you to review financial and other information filed periodically with the SEC by the issuer of the linked share.

•

Suitability of the Notes for Investment—You should reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this free writing prospectus, the prospectus supplement and the prospectus. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

•

Antidilution Adjustments—For certain corporate events affecting the linked share, the calculation agent may make adjustments to the amount payable at maturity. However, the calculation agent will not make such adjustments in response to all events that could affect the linked share. If an event occurs that does not require the calculation agent to make such adjustments, the value of the Notes may be materially and adversely affected. In addition, all determinations and calculations concerning any such adjustments will be made in the sole discretion of the calculation agent, which will be binding on you absent manifest error. You should be aware that the calculation agent may make any such adjustment, determination or calculation in a manner that differs from that discussed in this free writing prospectus or the prospectus supplement as necessary to achieve an equitable result.

•

In Some Circumstances, the Payment You Receive on the Notes May Be Based on the Stock of Another Company and Not the Linked Share—Following certain corporate events relating to the issuer of the linked share where the issuer is not the surviving entity, your return on the Notes paid by Barclays Bank PLC may be based on the shares of a successor to the issuer of the linked share or any cash or any other assets distributed to holders of the linked share in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Notes. For more information, see the section “Reference Assets—Equity Securities—Share Adjustments Relating to Securities with an Equity Security as the Reference Asset” of the prospectus supplement.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the price of the linked share on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the linked share;

•	the time to maturity of the Notes;

•	the dividend rate on the linked share;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•

The Estimated Value of Your Notes Might be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market—The estimated value of your Notes on the pricing date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated values referenced above may be lower if such estimated values were based on the levels at which our benchmark debt securities trade in the secondary market.

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•

The Estimated Value of Your Notes is Expected to be Lower Than the Initial Issue Price of Your Notes—The estimated value of your Notes on the pricing date is expected to be lower, and may be significantly lower, than the initial issue price of your Notes. The difference between the initial issue price of your Notes and the estimated value of the Notes is expected as a result of certain factors, such as any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•

The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the pricing date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•

The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue Price of Your Notes and Maybe Lower Than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes. As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•

The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the pricing date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the pricing date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the Notes. The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•

We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest—We and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation. Additionally, the role played by Barclays Capital Inc., as a dealer in the Notes, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell these Notes instead of other investments. We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes. Furthermore, we and our affiliates make markets in and trade various financial instruments or products for their own accounts and for the account of their clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, instruments or assets that may serve as the underliers, basket underliers or constituents of the underliers of the Notes. Such market making, trading activities, other investment banking and financial services may negatively impact the value of the Notes. Furthermore, in any such market making, trading activities, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities.

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Description of the Reference Asset

We urge you to read the following section in the accompanying prospectus supplement: “Reference Assets—Equity Securities—Reference Asset Issuer and Reference Asset Information”. Companies with securities registered under the Securities Exchange Act of 1934, as amended, which is commonly referred to as the “Exchange Act,” are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information provided to or filed with the SEC pursuant to the Exchange Act by the company issuing the linked share can be located by reference to the linked share’s SEC file number specified below.

The summary information below regarding the company issuing the linked share comes from the issuer’s SEC filings. You are urged to refer to the SEC filings made by such issuer and to other publicly available information (such as the issuer’s annual report) to obtain an understanding of the issuer’s business and financial prospects. The summary information contained below is not designed to be, and should not be interpreted as, an effort to present information regarding the financial prospects of any issuer or any trends, events or other factors that may have a positive or negative influence on those prospects or as an endorsement of any particular issuer. We have not undertaken any independent review or due diligence of the SEC filings of the company issuing the linked share or of any other publicly available information regarding such issuer.

Apple Inc.

According to publicly available information, Apple Inc. and its subsidiaries (collectively, the “Company”) design, manufacture and market mobile communication and media devices, personal computers, and portable digital music players, and sell a variety of related software, services, peripherals, networking solutions, and third-party digital content and applications. The Company sells its products through its retail and online stores, as well as through its direct sales force and third-party cellular network carries, wholesalers and retailers.

Information filed by the Company with the SEC under the Exchange Act can be located by reference to its SEC file number: 000-10030, or its CIK Code: 0000320193. The Company’s common stock is listed on the NASDAQ Global Select Market under the ticker symbol “AAPL”.

Information from outside sources is not incorporated by reference in, and should not be considered part of, this free writing prospectus or any accompanying prospectus or prospectus supplement. We have not undertaken any independent review or due diligence of the Company’s SEC filings or of any other publicly available information regarding the Company.

Historical Information

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices, for the linked share during the periods indicated below. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification. The closing prices may be adjusted by Bloomberg for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, extraordinary dividends, delistings and bankruptcy. We have not undertaken an independent review or due diligence of any publicly available information obtained from Bloomberg. The historical performance of the linked share should not be taken as an indication of the future performance of the linked share during the term of the Notes.

Quarter Begin	Quarter End	Quarterly High (USD)	Quarterly Low (USD)	Quarterly Close (USD)
1/2/2008	3/31/2008	$194.97	$119.15	$143.50
4/1/2008	6/30/2008	$189.96	$147.14	$167.44
7/1/2008	9/30/2008	$179.69	$105.26	$113.66
10/1/2008	12/31/2008	$111.04	$80.49	$85.35
1/2/2009	3/31/2009	$109.87	$78.20	$105.12
4/1/2009	6/30/2009	$144.67	$108.69	$142.43
7/1/2009	9/30/2009	$186.15	$135.40	$185.37
10/1/2009	12/31/2009	$211.64	$180.76	$210.86
1/1/2010	3/31/2010	$235.83	$192.00	$234.93
4/1/2010	6/30/2010	$274.16	$235.86	$251.53
7/1/2010	9/30/2010	$292.46	$240.16	$283.75
10/1/2010	12/31/2010	$325.47	$278.64	$322.56
1/3/2011	3/31/2011	$363.13	$326.72	$348.45
4/1/2011	6/30/2011	$353.10	$315.32	$335.67
7/1/2011	9/20/2011	$413.45	$343.23	$381.18
10/1/2011	12/30/2011	$422.24	$363.50	$405.00
1/3/2012	3/30/2012	$617.62	$411.23	$599.47
4/2/2012	6/29/2012	$636.23	$530.12	$584.00
7/2/2012	9/28/2012	$702.10	$574.88	$667.26
10/1/2012	12/31/2012	$702.10	$278.64	$533.03
1/2/2013	3/28/2013	$542.44	$420.05	$442.63
4/1/2013	6/28/2013	$463.84	$390.50	$396.08

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The following graph illustrates the historical performance of the linked share based on the daily closing price from January 2, 2008 through June 28, 2013. The linked share’s closing price on June 28, 2013 was $396.08.

We obtained the historical trading price information below from Bloomberg, L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical prices of the linked share should not be taken as an indication of future performance, and no assurance can be given as to the linked share closing price on any day during the term of the Notes, including on the final valuation date. We cannot give you assurance that the performance of the linked share will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Additional Information Regarding Our Estimated Value of the Notes

The final terms for the Notes will be determined on the date the Notes are initially priced for sale to the public (the “pricing date”) based on prevailing market conditions on the pricing date, and will be communicated to investors either orally or in a final pricing supplement.

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the pricing date is based on our internal funding rates. Our estimated value of the Notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the pricing date is expected to be less than the initial issue price of the Notes. The difference between the initial issue price of the Notes and our estimated value of the Notes is expected to result from several factors, including any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the pricing date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after pricing date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the pricing date for a temporary period expected to be approximately three months after the initial issue date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page FWP-6 of this free writing prospectus.

You may revoke your offer to purchase the Notes at any time prior to the pricing date. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their pricing date. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

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Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities LLC will act as placement agents for the Notes pursuant to separate placement agency agreements with the issuer and will receive a fee pursuant to its agreement that will not exceed $10.00 per $1,000 principal amount Note. JPMorgan Securities LLC may act on behalf of an affiliate and may reallow all or a portion of fees received in connection with the distribution of the Notes to such affiliate.

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